FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 12, 2005

BRONX VENTURES INC.

(formerly Lucky 1 Enterprises Inc.)

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Audited Financial Statements for the years ended December 31, 2004 and 2003;

Exhibit 2

Management’s Discussion & Analysis for the year ended December 31, 2004;

Exhibit 3

President’s Report to Shareholders;

Exhibit 4

Form 52-109F1 Certification of Annual Filings pursuant to Canadian National Policy 52-102;

Exhibit 5

Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRONX VENTURES INC.

( formerly Lucky 1 Enterprises Inc.)

By: “Bedo H. Kalpakian”

(Signature)

President , CEO & CFO

Date: April 12, 2005